UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

ASTERIAS BIOTHERAPEUTICS, INC.

(Name of Issuer)

Series A Common Stock, par value $0.0001 per share	04624N 10 7
(Title of class of securities)	(CUSIP number)

Russell Skibsted

Chief Financial Officer

BioTime, Inc.

1010 Atlantic Avenue

Suite 102

Alameda, California 94501

(510) 521-3390

(Name, address and telephone number of person authorized to receive notices and communications)

November 14, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

CUSIP No. 04624N 10 7	13D

1	NAME OF REPORTING PERSON: BioTime, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 94-3127919
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES	7	SOLE VOTING POWER: 21,747,569
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 21,747,569
PERSON WITH	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON: 21,747,569
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.16%
14	TYPE OF REPORTING PERSON:	CO

Page 2 of 6 Pages

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Statement on Schedule 13D, dated October 1, 2013, as amended by Amendment No.1, dated April 11, 2014, by Amendment No. 2, dated May 29, 2015, by Amendment No. 3, dated February 22, 2016, Amendment No. 4 dated March 3, 2016, and Amendment No. 5 dated March 31, 2017 (the “Schedule 13D”), relating to the Series A Shares of Asterias Biotherapeutics, Inc., a Delaware corporation (the “Company”), and is filed by and on behalf of BioTime, Inc. (the “Reporting Person”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 6 relates to the Series A Shares of the Company and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Company is 6300 Dumbarton Circle, Fremont, California 94555.

ITEM 2. IDENTITY AND BACKGROUND

(a)       This Amendment No. 6 is being filed on behalf of BioTime, Inc., a California corporation as the Reporting Person.

(b)       The address of the principal office of the Reporting Person is BioTime, Inc., 1010 Atlantic Avenue, Suite 102, Alameda, California 94501.

(c)       The Reporting Person is a biotechnology company focused on the emerging field of regenerative medicine.

(d)       The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is organized under the laws of the state of California.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on the Reporting Person’s cover sheet to this Amendment No. 6 is incorporated by reference herein. There has been no material change from the information last reported in Item 3 of the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person is filing this Amendment No. 6 to report the reduction in its percentage ownership of the outstanding Series A Shares resulting from the issuance of additional Series A Shares by the Company. The Reporting Person’s percentage ownership of the outstanding Series A Shares is based on the number of outstanding Series A Shares reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

Page 3 of 6 Pages

Except as described above in this Item 4, the Board of Directors of the Reporting Person has not approved any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

As previously reported in the Schedule 13D, the Reporting Person owned a majority of the issued and outstanding Series A Shares of the Company until May 12, 2016. Although the Reporting Person now owns less than a majority of the issued and outstanding Series A Shares of the Company the Reporting Person may exert significant influence over the Company. Three of the members of the Asterias Board are members of the Reporting Person’s Board of Directors, and one director of the Company who is not a director of the Reporting Person may be deemed an affiliate of a shareholder that beneficially owns more than 5% of the common shares of the Reporting Person. The Reporting Person may, through the action of persons who serve on the Asterias Board acting in conjunction with directors of the Company who are not affiliated with the Reporting Person, from time to time cause the Company to engage in any or all of the kinds of transactions described in the immediately preceding paragraph. The Reporting Person, acting alone, or if the vote of a majority of the outstanding Series A Shares of Company is required for the applicable action, acting in conjunction with other stockholders of the Company, may, directly or through the action of the Asterias Board, (1) cause the Company to expand the size of the Asterias Board and to elect additional directors, (2) cause the Company to reduce the size of the Asterias Board, (3) nominate persons to stand for election as directors at any annual or special meeting of stockholders of the Company at which directors are to be elected, (4) cause any incumbent director not to be nominated to stand for election as a director at any annual or special meeting of stockholders of the Company at which directors are to be elected, (5) remove any director with or without cause by a vote at any annual or special meeting of stockholders of the Company at which directors are to be elected, or by written consent without a vote, (6) in the event of the death or resignation or removal of a director of the Company, elect a replacement director, and (7) amend the Bylaws or the Certificate of Incorporation of the Company. Any such newly elected directors may be officers, directors, or affiliates of the Reporting Person or may be “independent” directors (under Section 8.03(A) of the NYSE American Company Guide or the rules of any other national securities exchange).

The Reporting Person may also, from time to time, through the action of officers or directors of the Reporting Person who serve on the Asterias Board acting with other Company directors who are not affiliated with the Reporting Person, cause or enable the Company to (i) offer and sell additional securities in order to raise capital for the Company’s operations or to acquire one or more businesses or assets for use in the Company’s business, or for other purposes, (ii) acquire Series A Shares from the Reporting Person in exchange for cash, common shares of the Company, other assets of the Company, or a combination of the foregoing, (iii) license patents and other intellectual property to, or cross license patents and other intellectual property or exchange other assets with, and acquire other assets from, and sell assets to, the Reporting Person or one or more other subsidiaries of the Reporting Person, and (iv) if and when opportunities present themselves, cause the Company to enter into one or more merger agreements or other agreements to acquire other business or assets, or merger or consolidation agreements in which the Company is not the surviving corporation.

The Reporting Person may, from time to time, sell Series A Shares in transactions on the NYSE American at prices based on prevailing market prices, in block transactions, or in privately negotiated transaction.

Page 4 of 6 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Amendment No. 6, the Reporting Person beneficially owns 21,747,569 Series A Shares representing approximately 40.16% of the outstanding Series A Shares based on the number of outstanding Series A Shares reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

(b) As of the date of this Amendment No. 6, the Reporting Person has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the Series A Shares it beneficially owns.

(c) The Reporting Person has not acquired or disposed of any Series A Shares during the past sixty days and is filing this Amendment No. 6 to report the reduction in its percentage ownership of the outstanding Series A Shares resulting from the issuance of additional Series A Shares by the Company.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Shares beneficially owned by the Reporting Person.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There has been no material change from the information last reported in the Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

Dated: November 15, 2017	BIOTIME, INC.
a California corporation

	By:	/s/ Russell Skibsted
Russell Skibsted,
Chief Financial Officer

Page 6 of 6 Pages